Exhibit 12.1

TUPPERWARE BRANDS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years
	2012	2011(3)	2010	2009	2008
Earnings:
Income (loss) from continuing operations before income taxes	272.8	295.3	299.7	237.1	201.9
Add: Fixed charges	45.6	59.5	39.2	41.4	52.3

Total adjusted earnings	318.4	354.8	338.9	278.5	254.2
Fixed Charges:
Interest (1)	34.9	48.1	29.3	31.6	41.7
Rentals at computed interest factor (2)	10.7	11.4	9.9	9.8	10.6

Total fixed charges	45.6	59.5	39.2	41.4	52.3
Ratio of Earnings to Fixed Charges	7.0	6.0	8.7	6.7	4.9

(1)	Interest includes amortization of deferred financing fees and discount relating to indebtedness and excludes interest expense relating to uncertain tax positions.
(2)	Amounts represent a portion of rental expense (one-third) as an approximation of interest costs.
(3)	In 2011, the Company entered into a new credit agreement and terminated its 2007 Credit Agreement, which resulted in an additional $18.9 million in interest expense.